200 CROSSING BLVD BRIDGEWATER, NJ 08807 Synchronoss.com

     November 25, 2024
Via EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Charlotte Young
        Daniel Crawford

    Re:     Synchronoss Technologies, Inc.
Definitive Proxy Statement on Schedule 14A
Comment dated November 13, 2024
        File No. 001-40574

Dear Ms. Young and Mr. Crawford:
On behalf of Synchronoss Technologies, Inc. (the “Company,” “we,” “us,” and “our”), the following response is provided to the comment submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated November 13, 2024 (the “Letter”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have restated below in italics the comment from the Letter and have supplied our response to the comment immediately thereafter.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 55

1We note from your response to prior comment 1 that a portion of the Performance Based Cash Units were not earned for the 2021-2023 performance period. As it appears that a portion of the Performance Based Cash Units failed to vest because performance metrics were not met, tell us how you considered subtracting the fair value of these awards under Item 402(v)(2)(iii)(C)(1)(v) of Regulation S-K, and disclosing in a footnote to the table such deducted amount pursuant to Item 402(v)(3). Refer to Regulation S-K Compliance and Disclosure Interpretations 128D.04 and 128D.17. With your response, please tell us whether you had determined that a portion of the Performance Based Cash Units were not earned for the 2021-2023 performance period at the end of the 2023 fiscal year and would not vest in the future. To this point, we note your disclosure starting on page 36 appears to quantify the number of Performance Based Cash Units earned by each of your named executive officers for the 2021-2023 performance period. For guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretation 128D.19.

Response: The Performance Based Cash Units from 2021-2023 had 3 distinct performance vesting tranches representing (fiscal year 2021), (fiscal year 2022), and (fiscal year 2023), and 3-year service vesting such that none of the awards or tranches were actually earned until Board certification. Per Regulation S-K Compliance and Disclosure Interpretation 128D.19, Synchronoss believes there is a further substantive vesting condition after 12/31/2023, until the Board certifies in mid-February 2024.

To speak specifically to the calculations as disclosed in the Proxy for our First Principal Executive Officer (PEO), as summarized in the table below, each of the 3 distinct performance vesting tranches represented a Target of 11,252 Units. As of 12/31/2022 and calculated for last year’s Proxy, Tranche 1’s performance earned 54.2% (or 6,095 Units) which will service vest in mid-February of 2024 when then Board certifies the results, and Tranche 2’s performance earned 38.7% (or 4,351 Units) which will service vest in mid-February of 2024 when then Board certifies the results, and Tranche 3 was still assuming Target of 100% (or 11,252 Units) as of 12/31/2022. As of 12/31/2023, it was now determined that Tranche 3 earned at 34.8% (or 3,916 Units) and these will service vest in mid-February of 2024 when then Board certifies the results. The unearned portion of Tranche 3 is reflected in the change in the outstanding fair value below since the calculation is based on the actual shares earned. The unearned portion of the award is not flowing through the “Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year” reconciliation line on page 55 of the Proxy because the awards earned were below target and were not forfeited due to failure to vest such as in a termination event. Footnote 210 of Item 402(v) of Regulation S-K “For any of an executive’s equity awards that are determined to fail to vest, a negative amount equal to the fair value at the end of the prior fiscal year would be included as part of the executive’s compensation actually paid as of the date the registrant determines the award will not vest. This negative amount takes the cumulative reported value of that award to $0 since it did not vest” implies that awards that are forfeited due to termination or circumstances outside of performance would go into the failed to meet vesting conditions line in the reconciliation therefore, Synchronoss has put the unearned portion of the performance awards in the outstanding change in fair value line in the reconciliation on page 55 of the Proxy.

	Target Units	Assumed Vest as 12/31/2022	Stock Price at 12/31/2022	Fair Value as of 12/31/2022	Assumed Vest as 12/31/2023	Stock Price at 12/31/2023	Fair Value as of 12/31/2023	Incremental Compensation Actually Paid 2023	Stock Price at CC Approval	Fair Value as of CC Approval	Incremental Compensation Actually Paid 2024
Tranche 1	11,252	6,095	$5.56	$33,906	6,095	$6.21	$37,850	$3,944	TBD	TBD	TBD
Tranche 2	11,252	4,351	$5.56	$24,204	4,351	$6.21	$27,020	$2,816	TBD	TBD	TBD
Tranche 3	11,252	11,252	$5.56	$62,588	3,916	$6.21	$24,318	($38,270)	TBD	TBD	TBD
Total	33,756	21,697		$120,698	14,362		$89,188	($31,511)		TBD	TBD

Specifically, for our First PEO we included the change in Fair Value of ($31,511) as calculated above in the net Compensation Actually Paid of $3,083,332, as set forth on page 55 of the Proxy, to reflect for the lost value due to the performance criteria not being 100% satisfied. Further, in the reconciliation of the Compensation Actually Paid from the Summary Compensation

Table, the ($31,511) is included in the “Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years” of ($411,966). Synchronoss will ultimately remeasure these specific Performance Based Cash Units from 2021-2023 to determine 2024 Compensation Actually Paid per 128D.19 on the final date that the Compensation Committee certifies the award.

Please contact me directly at jeff.miller@synchronoss.com or (224) 715-4725 if you have any questions about this response letter.

Sincerely yours,
Synchronoss Technologies, Inc.

/s/ Jeffrey Miller
Jeffrey Miller
Chief Executive Officer
3